# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Corebridge Financial, Inc., CIK 0001889539
CUSIP: 21871X109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2919 Allen Parkway, Woodson Tower, Houston, Texas (TX), 77019
Date of event which requires filing of this statement: 08/07/2026
Filed by CIK 0000905591
Persons authorized to receive notices and communications: Yohei Miyanaga, Nippon Life Insurance Company, 3-5-12 Imabashi, Chuo-ku, Osaka, Japan (M0), 541-8501, 1-332-250-4819

## Reporting persons
- Nippon Life Insurance Company (CIK 0000905591): type of reporting person: other (OO); citizenship or place of organization: Japan (M0); source of funds: working capital (WC); sole voting power 121,989,527; shared voting power 0; sole dispositive power 121,989,527; shared dispositive power 0; aggregate amount beneficially owned 121,989,527 (27.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Corebridge Financial, Inc.
Address of issuer's principal executive offices: 2919 Allen Parkway, Woodson Tower, Houston, Texas (TX), 77019

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the following.

On August 7, 2026, the Reporting Person entered into a purchase agreement pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "10b5-1 Trading Plan"). Pursuant to the 10b5-1 Trading Plan, a broker dealer will make periodic purchases of up to an aggregate of 10,900,682 shares of Common Stock on behalf of Reporting Person. Purchases under the plan will commence upon the later to occur of (i) the end of the relevant cooling-off period and (ii) receipt of all necessary regulatory approvals (the "Effective Date"). The 10b5-1 Trading Plan shall terminate upon the earliest to occur of (i) the first date on which an aggregate of 10,900,682 shares of Common Stock have been acquired by the Reporting Person, (ii) the date that is 90 days following the Effective Date and (iii) the other termination conditions specified in the 10b5-1 Trading Plan.

The foregoing description of the 10b5-1 Trading Plan does not purport to be complete and is qualified in its entirety by the text of the 10b5-1 Trading Plan, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated by the following.

The information contained on the cover pages to the Schedule 13D is hereby incorporated by reference.

The amount of securities beneficially owned includes 121,956,256 shares of Common Stock held of record by the Reporting Person and 33,271 shares of Common Stock held of record by Nissay Asset Management Corporation ("NAMC"), a direct wholly owned subsidiary of the Reporting Person, which the Reporting Person may be deemed to beneficially own.

Based on a total of 445,768,608 shares of Common Stock outstanding as of June 22, 2026, as disclosed in the Definitive Merger Proxy on Schedule 14A filed by the Issuer on June 23, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to the Schedule 13D is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the following:

Item 4 summarizes certain provisions of the 10b5-1 Trading Plan and is incorporated herein by reference. A copy of the 10b5-1 Trading Plan is attached as an exhibit to this Schedule 13D, and incorporated by reference herein.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by the following.

6 Purchase Agreement, dated as of August 7, 2026, by and between Nippon Life Insurance Company and Goldman Sachs International.

## Signatures
- Nippon Life Insurance Company: /s/ Yohei Miyanaga, Yohei Miyanaga, General Manager (08/07/2026)